SILVER STANDARD RESOURCES INC.

Notice of Annual General Meeting

and Management Information Circular

Annual General Meeting
Vancouver, British Columbia
May 17, 2006

SILVER STANDARD RESOURCES INC.

#1180 - 999 WEST HASTINGS STREET
VANCOUVER, B.C., V6C 2W2

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting of the shareholders of Silver Standard Resources Inc. (the "Company") will be held in Terrace Room “B” of the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, on Wednesday, the 17th day of May 2006, at 2:00 p.m. (Vancouver time) for the following purposes:

1.	To receive the report of the Directors;
2.

To receive the audited consolidated financial statements of the Company for the year ended December 31, 2005 (with comparative statements relating to the preceding financial period) together with the report of the Auditors thereon;

3.	To elect Directors;
4.	To appoint Auditors for the ensuing year and to authorize the Directors to fix their remuneration; and
5.	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Company's 2005 Annual Report (containing the Directors' Report to Shareholders and the audited consolidated financial statements of the Company for the year ended December 31, 2005), a Management Information Circular and a Form of Proxy. The accompanying Management Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Those unable to attend are requested to read, complete, date, sign and return the enclosed Form of Proxy. Please advise the Company of any change in your mailing address.

DATED at Vancouver, British Columbia, this 20th day of March, 2006.

BY ORDER OF THE BOARD “Linda J. Sue”
Linda J. Sue
Corporate Secretary

SILVER STANDARD RESOURCES INC.

Suite 1180 – 999 West Hastings Street

Vancouver, B.C. V6C 2W2

Website: http://www.silverstandard.com

(all information as at March 20, 2006 unless otherwise noted)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of Silver Standard Resources Inc. (the “Company”) for use at the Annual General Meeting of the Company’s shareholders (the “Meeting”) to be held on Wednesday, May 17, 2006 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company. All costs of this solicitation will be borne by the Company.

APPOINTMENT OF PROXY

The individuals named in the accompanying form of proxy are directors or officers of the Company. A shareholder wishing to appoint some other person (who need not be a shareholder) to represent the shareholder at the meeting has the right to do so, either by striking out the names of those persons named in the accompanying form of proxy and inserting such other person’s name in the blank space provided in the form of proxy or by completing another form of proxy. A Proxy will not be valid unless the completed, dated and signed form of Proxy is delivered to Computershare Investor Services Inc., at 9th Floor, 100 University Avenue, Toronto, Canada M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

REVOCABILITY OF PROXY

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at 1180 – 999 West Hastings Street, Vancouver, British Columbia, Canada V6C 2W2, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the Chair of the Meeting on the day of the Meeting or any adjournment of it. Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

REGISTERED HOLDERS AND BENEFICIAL OWNERS

Only registered shareholders or duly appointed proxyholders (see “Appointment of Proxy” above) are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders, also known as “beneficial owners”, because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (a “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RESP’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. Shares held on behalf of a Non-Registered Holder can only be voted (for or against resolutions) upon the instructions of the Non-Registered Holder. Without specific instructions, Intermediaries or CDS are prohibited from voting shares for their clients.

There are two kinds of beneficial owners (or Non-registered Holders) – those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). Up until September 2002, issuers (including the directors and officers of the Corporation) had no knowledge of the identity of any of their beneficial owners including NOBOs.  Subject to the provisions of National Instrument 54-101, Communication with Beneficial Owners of Securities of Reporting Issuers (the “NI 54-101”), however, after September 1, 2002 issuers could request and obtain a list of their NOBOs from intermediaries via their Transfer Agents. Prior to September 1, 2004 issuers could obtain this NOBO list and use it for specific purposes connected with the affairs of the issuer except for the distribution of proxy-related materials directly to NOBOs. This was stage one of the implementation of NI 54-101. Effective for shareholder meetings taking place on or after September 1, 2004 issuers can obtain and use this NOBO list for distribution of proxy-related materials directly (not via ADP Investor Communications) to NOBOs. This is stage two of the implementation of NI 54-101.

This year, the Company has decided to take advantage of those provisions of NI 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (VIF) from the Company’s Transfer Agent, Computershare Investor Services Inc. (“Computershare”). These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contains complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive. A Non-Registered Holder receiving a VIF from Computershare cannot use that form to vote shares directly at the Meeting. Instead the VIF must be returned to Computershare or the alternative voting procedure must be completed well in advance of the Meeting to ensure such shares are voted.

For OBOs, in accordance with the requirements of NI 54-101, the Company has distributed copies of the proxy-related materials to the clearing agencies and Intermediaries for onward distribution to OBOs.

Intermediaries are required to forward the proxy-related materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. This year, as discussed above, the Intermediaries will only be required to forward proxy-related materials to OBOs. Very often, Intermediaries will use service companies to forward the proxy-related materials to Non-Registered Holders. With those proxy-related materials, Intermediaries or their service companies should provide Non-Registered Holders with a request for voting instruction form which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder wish to vote at the Meeting in person, the Non-Registered Holder should follow the procedure in the request for voting instructions provided by or on behalf of the Intermediary and request a form of legal proxy which will grant the Non-Registered Holder the right to attend the Meeting and vote in person. Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the completed request for voting instructions is to be delivered.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

The enclosed form of Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company’s authorized capital consists of an unlimited number of common shares without par value. As of March 20, 2006, the Company has issued and outstanding 53,937,670 fully paid and non-assessable common shares, each share carrying the right to one vote.

Any shareholder of record at the close of business on March 20, 2006 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder’s shares voted at the Meeting.

To the best of the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act (British Columbia).

The following table sets out the names of the nominees for election as directors, the province and country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company, other reporting issuer directorships held by them and the number of common shares of the Company beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, Position, Province and Country of Residence(1)	Principal Occupation or Employment and Directorships	Previous Service as a Director	Number of Common Shares Owned, Controlled or Directed(2)
John R. Brodie, FCA (3) (4) (5) Director British Columbia, Canada

President of John R. Brodie Capital Inc., a private management corporation, since 2003. From 1975 to 2003, Mr. Brodie was a partner with KPMG, an accounting firm. Mr. Brodie is also a director of Far West Mining Inc., Ag Growth Income Fund, Rubicon Minerals Corporation, Copper Belt Resources Ltd. and Pacific Safety Products.

		Since January, 2006	nil
R.E. Gordon Davis (3) (4) (5) Director British Columbia, Canada	Lead Director of the Company. Mr. Davis is also a director and President of Canplats Resources Corporation, a mineral resource exploration company, and a director of Western Prospector Group Ltd. and Pacific Ridge Exploration Ltd.	Since February, 1996	15,000
David L. Johnston Director British Columbia, Canada	Corporate Director. Mr. Johnston is also a director of Eagle Plains Resources Ltd.	Since May, 2000	2,000
William Meyer (3) (4) (5) Director British Columbia, Canada	Chairman of the Board, Minco Mining & Metals Corporation, a mineral resource exploration company. Mr Meyer is also a director of Minco Silver Corporation, GGL Diamond Corporation, Cantech Ventures Inc., Transamerica Resources Corporation and Lysander Minerals Corp.	Since March, 1993	7,500
Robert A. Quartermain President and Director British Columbia, Canada	President of the Company. Mr. Quartermain serves as a director and officer of Radiant Resources Inc. and as a director of Canplats, IAMGold Corporation, Vista Gold Corporation and Minco Silver Corporation.	Since January, 1985	235,000

NOTES:

(1)	The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2)

The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually and is provided as at March 24, 2006.

(3)	Denotes member of Audit Committee.
(4)	Denotes member of Compensation Committee.
(5)	Denotes member of Nominating Committee.

ATTENDANCE OF DIRECTORS AT BOARD AND COMMITTEE MEETINGS

The following tables set out the number of meetings held by the Board of Directors, independent directors and committees of the directors for the period commencing January 1, 2005 and expiring March 20, 2006.

Summary of Board and Committee Meetings Held
Board of Directors	8
Independent Directors	5
Audit Committee	5
Compensation Committee	2
Nominating Committee (1)	0

Summary of Attendance of Directors at Meetings
Directors	Board Meetings	Independent Director Meetings	Audit Committee Meetings	Compensation Committee Meetings	Nominating Committee Meetings
John R. Brodie, FCA (1)	2	1	1	0	0
R.E. Gordon Davis	8	5	5	2	0
David L. Johnston	8	5	0	0	0
Catherine McLeod-Seltzer	7	5	4	2	0
William Meyer	7	4	5	2	0
Robert A. Quartermain	8	0	0	0	0

(1)    John R. Brodie was appointed a director of the Company on January 10, 2006.

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers”):

(a)	the Company’s chief executive officer;
(b)	the Company’s chief financial officer;
(c)

the Company’s three most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 per year; and

(d)

any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

As at December 31, 2005, the end of the most recently completed fiscal year of the Company, the Company had four Named Executive Officers, whose names and positions held within the Company are set out in the summary of compensation table below.

Summary of Compensation

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company’s three most recently completed fiscal years.

		Annual Compensation			Long Term Compensation
					Awards		Pay
							Outs
Name and Principal Position	Fiscal Year Ended (1)	Salary (2)	Bonus	Other Annual Compen-sation	Securities Under Options Granted	Shares Subject to Resale Restrict-ions	LTIP Pay-Outs	All Other Compensation (3)
Robert Quartermain	2005	$250,000	$175,000	0	200,000	0	0	$10,060
President	2004	$200,000	$80,000	0	100,000	0	0	$9,537
	2003	$204,697	$50,000	0	180,000	0	0	$8,779
Joe Ovsenek	2005	$175,000	$60,000	0	120,000	0	0	$8,899
Senior Vice President	2004	$130,000	$50,000	0	60,000	0	0	$6,958
	2003	$110,000	$20,000	0	130,000	0	0	$5,592
Ross Mitchell	2005	$130,000	$25,000	0	50,000	0	0	$8,002
Vice President, Finance	2004	$100,000	$25,000	0	40,000	0	0	$6,161
Ken McNaughton	2005	$130,000	$40,000	0	75,000	0	0	$9,377
Vice President, Exploration
1)	Fiscal years ended December 31, 2005, December 31, 2004 and December 31, 2003.
2)	A portion of the salaries of the Named Executive Officers are recovered from various outside companies, some of which are related.
3)	All Other Compensation is comprised of term life insurance payments and group registered retirement savings plan (“RRSP”) payments made on behalf of the employee by the Company.

Long-Term Incentive Plans – Awards in Most Recently Completed Fiscal Year

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company’s most recently completed fiscal year. A “Long-Term Incentive Plan” is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

SARs Granted During the Most Recently Completed Fiscal Year

During the most recently completed fiscal year, no SARs (stock appreciation rights) were granted to the Named Executive Officers.

Option Grants During the Most Recently Completed Fiscal Year

The following stock options were granted to the Named Executive Officers and the directors of the Company during the year ended December 31, 2005:

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Robert Quartermain	200,000	23.2%	$ 16.73	$ 16.73	Dec. 20, 2010
Joseph Ovsenek	120,000	13.9%	$ 16.73	$ 16.73	Dec. 20, 2010
Ross Mitchell	50,000	5.8%	$ 16.73	$ 16.73	Dec. 20, 2010
Kenneth McNaughton	75,000	8.7%	$ 16.73	$ 16.73	Dec. 20, 2010
Directors (4)	120,000	13.9%	$ 16.73	$ 16.73	Dec. 20, 2010

Aggregated Option/SAR Exercises During the Most Recently Completed Fiscal Year and Fiscal Year End Option/SAR Values

The following table sets out incentive stock options exercised by the Named Executive Officers, during the most recently completed fiscal year as well as the fiscal year end value of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at Fiscal Year-End (#)(3) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(3)(4) Exercisable/Unexercisable
Robert Quartermain	107,500	1,248,321	412,500 exercisable	2,465,750 exercisable
			150,000 unexercisable	272,000 unexercisable
Joseph Ovsenek	10,000	90,800	170,000 exercisable	783,400 exercisable
			90,000 unexercisable	163,200 unexercisable
Ross Mitchell	0	0	159,700 exercisable	1,231,110 exercisable
			45,000 unexercisable	92,900 unexercisable
Kenneth McNaughton	13,000	160,680	137,500 exercisable	764,850 exercisable
			57,500 unexercisable	106,150 unexercisable
Directors (4)	62,600	373,662	232,200 exercisable	1,126,288 exercisable
			130,000 unexercisable	63,600 unexercisable
(1)	Number of common shares of the Company acquired on the exercise of stock options.
(2)	Calculated using the closing prices for a board lot of common shares of the Company on the Toronto Stock Exchange on day of exercise.
(3)	As freestanding SARs have not been granted, the number of shares relate solely to stock options.
(4)	Value using the closing price of common shares of the Company on the Toronto Stock Exchange on December 31, 2005 of $17.79 per share, less the exercise price per share.

Option and SAR Repricings

There were no options or freestanding SARs held by the Named Executive Officers that were re-priced downward during the most recently completed fiscal year of the Company.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit or actuarial plan under which benefits are determined primarily by final compensation and years of service. The Company has a Group RRSP available to all employees after one year of service. The Company does not provide retirement benefits for directors.

Composition of Compensation Committee

The Compensation Committee, comprised of R.E. Gordon Davis, William Meyer, Catherine McLeod-Seltzer and John R. Brodie FCA, has the responsibility for determining executive and management direct remuneration and stock options. The President’s function in relation to the Compensation Committee is to make specific recommendations on remuneration with supporting commentary on individual performance and industry standards. Each of the members of the Compensation Committee is an independent director.

Report on Executive Compensation

The Compensation Committee of the Board of Directors of the Company has the responsibility for, among other things, establishing, reviewing and recommending to the Board compensation and incentive plans and programs and reviewing and approving compensation and awards under compensation and incentive plans and programs for the CEO and senior officers, with the intention of attracting, retaining and appropriately rewarding officers in order to motivate their performance in the achievement of the Company’s business objectives and aligning their interests with the long-term interests of the shareholders of the Company.

In carrying out its duties, the Compensation Committee relies upon independent compensation consultants, a review of compensation paid by companies within the Company’s peer group and the historical positioning of the Company. The objective of the Compensation Committee is to set compensation in-line with the compensation paid by companies within the Company’s peer group. In order to meet this objective, the Compensation Committee has established executive compensation comprised of base salaries, short term incentives (bonuses) and long-term incentives (stock options) proportioned to maximize the Company’s short and long term objectives.

In order for the Company to remain attractive for qualified executives, base salaries are based on an analysis of salaries paid by peer group companies. For the 2005 year, base salaries of the executive officers, as a result of a review completed by a compensation consultant in late 2004, were increased to remain competitive with peer group companies. For the 2006 year, a discussion was had with the compensation consultant in late 2005 to determine whether a further review was required to update the review completed in late 2004. As a result of this discussion, it was determined that a further review was not required.

For 2005, executive compensation was based on the Company achieving a number of company milestones and continuing to see growth in its share price against its peer group during 2004. These performance measures were given equal weighting in determining executive compensation.

Annual bonuses are awarded to provide incentive for and reward performance by the Company’s executive officers. In awarding bonuses, the Compensation Committee assesses the performance of individual executive officers over the fiscal year as well as the attainment of company objectives on a group basis and the performance of the Company’s share price within its peer group.

Stock options are awarded to executive officers on the basis of individual performance, contribution to future success and competitiveness with peer group companies. Stock options are awarded at or above the market price of the Company’s shares at the time of grant and are intended to align the long-term interests of the executive officers with those of our shareholders. The amount and terms of outstanding options were taken into account in determining whether and how many new option grants would be made.

The Compensation Committee has the sole responsibility for recommending the compensation of the CEO for approval by the Board of Directors. The compensation of the CEO consists of a base salary, short term incentive (bonus) and long-term incentive (stock options) determined on the basis described above. The CEO’s compensation for 2005 was based on the Company achieving a number of milestones and continuing to see growth in its share price against its peer group during 2004. These performance measures were given equal weighting in determining CEO compensation. An employment contract was signed between the Company and the CEO, Robert A. Quartermain effective January 1, 2004 and amended effective January 1, 2005 and January 1, 2006.   See “Termination of Employment, Change in Responsibilities and Employment Contracts” below.

The Compensation Committee reviews the compensation of the CEO and senior officers on an annual basis.

Report on Executive Compensation submitted by the Compensation Committee.

R.E. Gordon Davis Chair

John R. Brodie, FCA

Catherine McLeod-Seltzer

William Meyer

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in common shares of the Company since December 31, 2000, with the cumulative total return of the S&P/TSX Composite Index Metals & Mining for the five most recently completed fiscal years of the Company.

For the financial years ended	2000	2001	2002	2003	2004	2005
Common Shares of Silver Standard Resources Inc.	100.00	212.00	422.00	725.00	724.00	890.00
S&P/TSX Composite Index Metals & Mining	100.00	116.00	126.00	169.00	172.00	215.00

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company engaged Robert A. Quartermain to act as chief executive officer under an agreement dated January 1, 2004. The agreement provides for Mr. Quartermain to receive a base salary of $200,000 per year for a period of two years to be renewed for further one-year terms on agreement between the parties. Upon termination, Mr. Quartermain may receive, depending on the circumstances, a payment of up to two times his base salary. Commencing January 1, 2005, the agreement with Mr. Quartermain was amended to increase his base salary to $250,000 per year, and commencing January 1, 2006, the agreement with Mr. Quartermain was amended to increase his base salary to $275,000. No other terms of the agreement with Mr. Quartermain were amended or modified.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out information regarding the Company’s equity compensation plans as at December 31, 2005, at which time the Company had one equity compensation plan, the material terms of which are described below .

Plan Category	No. of Securities to be Issued upon Exercise of Options, Warrants and Rights (a)	Weighted – Average Exercise Price of Outstanding Options, Warrants and Rights (b)	No. of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in (a)) (c)
Equity Compensation Plans Approved by Securityholders	2,613,200	$12.85	1,534,739
Equity Compensation Plans not Approved by Securityholders	Nil	Nil	Nil
Total	2,613,200	$12.85	1,534,739

Stock options to purchase securities of the Company are granted to its directors and employees on terms and conditions acceptable to the regulatory authorities in Canada. At the Company’s annual general meeting held on May 12, 2005, the shareholders of the Company approved a stock option plan that reserved 8% of the issued and outstanding shares of the Company for issuance on exercise of stock options, including previously granted stock options.

Under the Company’s stock option plan, (a) the maximum number of shares reserved for issuance under the plan is 8% of the issued and outstanding shares of the Company, (b) stock options in favor of any one individual may not exceed 5% of the issued and outstanding shares of common stock, (c) no stock option is transferable by the optionee other than by will or the laws of descent and distribution, (d) a stock option is exercisable during the lifetime of the optionee only by such optionee, (e) the maximum term of each stock option is five years, with the vesting period determined at the discretion of the Board of Directors and (f) the minimum exercise price for a stock option is equal to the volume weighted average trading price of the common shares of the Company on the Toronto Stock Exchange, calculated by dividing the total value by the total volume of common shares traded, for the 5 trading days immediately preceding the granting of the option.

Compensation of Directors

Effective January 1, 2005, the board of directors adopted a policy on board compensation to provide an annual retainer of $10,000 to each independent board member, with a further $2,000 to the lead director. Members of board committees will receive an additional $1,000 per annum and the committee chairman will be paid a further $1,000 per annum. In January 2006, the board of directors amended its policy on board compensation by increasing the annual retainer to $15,000 for each independent board member, with an additional $5,000 to the lead director. Members of board committees will also receive an additional $2,000 per annum and the Chair of the Audit Committee will receive an additional $5,000 per annum.

INTEREST OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, since the commencement of the last completed fiscal year, no insider of the Company, nominee for director, or any associate or affiliate of an insider or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no person who held a position of director or senior officer of the Company since the commencement of the last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors of the Company, as a whole, is responsible for reviewing the overall governance principles of the Company and governance issues that arise during the course of the year. The following table describes the Company’s corporate governance practices in relation to the corporate governance disclosure requirements mandated under National Instrument 58-101 of the Canadian Securities Administrators.

	Corporate Governance Disclosure Requirement	Comments
1.	Board of Directors
	(a) Disclose the identity of directors who are independent.	The independent directors of the Company are: John R. Brodie, FCA, R.E. Gordon Davis, David L. Johnston, Catherine McLeod-Seltzer and William Meyer.
	(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	Robert Quartermain is not independent as he is the President and CEO of the Company and, consequently, an employee.

(c)     Disclose whether or not a majority of directors are independent.  If a majority of directors are not independent, describe what the board of directors (the “board”) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

A majority of the directors of the Company are independent (five out of six).

(d)     If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Directorships of the directors of the Company are set out in this Information Circular in the table under the heading Election of Directors.

(e)     Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.  If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

Independent directors hold regularly scheduled, and ad hoc, meetings at which non-independent directors and members of management are not in attendance. The number of these meetings held and attendance of the independent directors is set out in this Information Circular in the table under the heading Attendance of Directors at Board and Committee Meetings.

(f)     Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

A Chair has not been appointed by the board; however, Robert Quartermain, president and CEO, chairs most meetings of the board. The board has appointed a “lead director”, R.E. Gordon Davis. The lead director acts as chair of meetings of the independent members of the board. The lead director also acts as liaison between management and the board.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

The attendance of each director for all board and committee meetings since January 1, 2005 is set out in this Information Circular in the table under the heading Attendance of Directors at Board and Committee Meetings.

2.	Board Mandate

The board has approved a Disclosure Policy of the Company governing the disclosure of information by, and communications with shareholders of, the Company. The Company’s Disclosure Policy can be accessed at www.silverstandard.com.The Audit Committee has the responsibility of ensuring compliance with internal financial controls. The board, through management, has established internal control and management information systems for non-financial matters.

Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The board does not have a written mandate. In accordance with the Business Corporations Act (British Columbia), the Articles of the Company and the Company’s Code of Conduct and committee charters, the board supervises the management of the business and affairs of the Company. The board approves all significant decisions that affect the Company and its subsidiaries before they are implemented.

The board establishes the overall strategic objectives for the Company and reviews and approves management’s strategic plan. Management updates the board on the strategic plan on, at a minimum, a quarterly basis during the year.

3.	Position Descriptions

(a)     Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.  If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The board has not developed written position descriptions for the chair and the chair of each board committee. The board requires that each chair, among other things, ensures (i) effective functioning of the Committee, (ii) responsibilities of the Committee are well understood and (iii) that board functions, delegated to the Committees are carried out.

(b)     Disclose whether or not the board and CEO have developed a written position description for the CEO.  If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The board and CEO have not developed a written position description for the CEO. The board has delegated to the Compensation Committee to review and approve the corporate objectives that the CEO is responsible for meeting. The committee assesses the CEO’s performance against these objectives. Management is responsible for the day-to-day operations of the Company, reviewing and implementing strategies, budgeting and monitoring performance against budget and identifying opportunities and risks.

4.	Orientation and Continuing Education

(a)     Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

The board provides ad hoc orientation for new directors. All directors receive a director’s manual containing a record of historical public information about the Company, copies of the Company’s charters and other relevant information. The board also arranges meetings with management to provide a review of the nature and operations of the Company.

(b)     Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The board provides continuing education for directors on an ad hoc basis in respect of issues that are necessary for them to understand to meet their obligations as directors. All of the directors are actively involved in their respective areas of expertise.

5.	Ethical Business Conduct

(a)     Disclose whether or not the board has adopted a written code for the directors, officers and employees.  If the board has adopted a written code:

(i)      disclose how a person or company may obtain a copy of the code;

(ii)     describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(iii)    provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The board has adopted a written code of conduct for the directors, officers and employees of the Company.

The Code of Conduct can be viewed on the Company’s web site www.silverstandard.com.

Annual certification is required by each director, officer and employee of the Company acknowledging his or her respective obligations under the Code of Conduct and the availability of the Whistle Blower Policy.

No material change report has been filed since January 1, 2005, or ever, that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

(b)     Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

If a director or executive officer is interested in any transaction or agreement before the board, the interested directors or executive officers are excused from the meeting, after any questions for them have been asked, so that a free discussion may follow.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The board advocates a high standard integrity for all its members and the Company. In addition, all directors, officers and employees are required to acknowledge having read and understood the Company’s Code of Conduct and Whistle Blower Policy annually.

6.	Nomination of Directors
	(a) Describe the process by which the board identifies new candidates for board nomination.	The Nominating Committee is responsible for proposing new nominees to the board. This committee is also responsible for identifying required competencies and characteristics of potential directors.

(b)     Disclose whether or not the board has a nominating committee composed entirely of independent directors.  If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

All members of the Nominating Committee are independent.
(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Nominating Committee has the responsibility of, among other things, recommending to the board, on an annual basis, nominees for election as directors for the next annual meeting of shareholders and nominees for appointment to Committees of the board and analyzing the needs of the board when vacancies arise on the board and recommending nominees who meet such needs.

7.	Compensation
(a) Describe the process by which the board determines the compensation for the issuer’s directors and officers.

The Compensation Committee reviews directors’ compensation annually and makes recommendations to the board. In assessing directors’ compensation, the Compensation Committee reviews the compensation paid to directors of comparable companies. The Compensation Committee monitors, and makes recommendations to the board in respect of, the performance of senior management and approves their compensation.

(b)     Disclose whether or not the board has a compensation committee composed entirely of independent directors.  If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The board has a Compensation Committee each of the members of which is an independent director.
(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Compensation Committee has the responsibility for determining executive and management direct remuneration and stock options. The President’s function in relation to the Compensation Committee is to make specific recommendations on remuneration with supporting commentary on individual performance and industry standards.

(d)     If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

A compensation consultant was not retained in 2005.
8.	Other Board Committees
	If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Company does not have any standing committees, other than the Audit Committee, Compensation Committee and Nominating Committee.
9.	Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Nominating Committee reviews, on an annual basis, the overall effectiveness of the board, committees and individual directors.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of the shareholders at remuneration to be fixed by the directors.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

REPORTS

The Company’s Annual Report to shareholders containing comparative financial statements for the year ended December 31, 2005 and related Management Discussion and Analysis will be delivered to each shareholder with this Information Circular. In addition, shareholders may contact the Company at invest@silverstandard.com for copies of the documents. Additional information regarding the Company is available on SEDAR at www.sedar.com.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each shareholder of the Company entitled thereto and to the appropriate regulatory agencies has been authorized, by the Board of Directors of the Company.

ON BEHALF OF THE BOARD “Robert A. Quartermain”
Robert A. Quartermain
President